                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006
                    ----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    ----------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on November 28, 2006.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the
Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  November 28, 2006
                                              By: /s/ Joseph Williger
                                              -----------------------
                                              Joseph Williger
                                              Chief Executive Officer
News

                                                           FOR IMMEDIATE RELEASE

          G. WILLI-FOOD REPORTS 20% INCREASE IN REVENUES AND OPERATING
                         INCOME FOR THIRD QUARTER 2006

         25% INCREASE IN INCOME AFTER TAXES AND BEFORE MINORITY INTEREST
           CLOSED $10 MILLION PRIVATE PLACEMENT; LAUNCHED NEW PRODUCTS

YAVNE, ISRAEL - NOVEMBER 28, 2006 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "COMPANY" or "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced its unaudited financial results for the quarter and nine months ended September 30, 2006.

THIRD QUARTER 2006 FINANCIAL HIGHLIGHTS

     o    20% increase in revenues over third quarter 2005

     o    20% increase in operating income over third quarter 2005

     o    15% increase in income before taxes over third quarter 2005

     o    25% increase in income after taxes and before minority interest over third quarter 2005

     o    6% increase in net income over third quarter 2005

The Company's revenues for the third quarter of 2006 increased 20% to NIS 49.4 million (US$11.5 million) compared to revenues of NIS 41.2 million (US$9.6 million) in the third quarter of 2005. Gross profits increased 23.9% to NIS 13.5 million (US$3.1 million) compared to gross profits of NIS 10.9 million (US$2.5 million) in the third quarter of 2005. Third quarter gross margins improved to
27.3% compared to gross margin of 26.5% in the same period of 2005.

Mr. Zwi Williger, President and COO of Willi-Food commented, "2006 continues to be a robust year for Willi-Food. The third quarter will mark our fourth consecutive quarter of double-digit revenue growth over the prior year and a 14%
increase over second quarter. We have significantly expanded our product lines and continue to deliver strong margins." Third quarter operating income increased 20% to NIS 5.4 million (US$1.3 million) compared to operating income of NIS 4.5 million (US$1.0 million) in the third quarter of 2005.

Third quarter 2006 income before taxes increased 15% to NIS 6.1 million (US$1.4 million) compared to income before taxes of NIS 5.3 million (US$1.2 million)
recorded in the third quarter of 2005. Income after taxes and before minority interest increased 25% to NIS 4.5 million (US$1 million) compared to income after taxes and before minority interest of NIS 3.6 million (US$0.8 million)
recorded in the third quarter of 2005. Net income for third quarter increased 6%
to NIS 3.8 million (US$0.9 million), or NIS 0.44 (US$0.10) per share compared to net income of NIS 3.6 million (US$0.8 million), or NIS 0.41 (US$0.10) per share, recorded in the third quarter of 2005.

During the quarter, Willi-Food closed a $10.0 million private placement with
U.S. institutional investors. Use of proceeds for the transaction includes building a new distribution center to increase capacity and enable the Company to execute its plans for domestic and international expansion.

Willi-Food recently introduced a new product called Fetina into the retail market in Israel. Fetina is a kosher version of Feta Cheese, which is available in regular and 9% fat varieties. The Company has scheduled an advertising campaign for Fetina in November and December. In October, the Company launched a new cheese product similar to Roquefort, called Bloose, which Willi-Food developed with its partner, Arla Food.

NINE-MONTH RESULTS

Revenues for the nine months ended September 30, 2006 increased 22% to NIS 147.2 million (US$34.2 million) compared to revenues of NIS 120.7 million (US$28 million) in the first nine months of 2005. Gross profits for the period increased 31% to NIS 39.4 million (US$9.2 million) compared to gross profits of
NIS 30.1 million (US$7.0 million) in the first nine months of last year.
Nine-month gross margins improved to 27% compared to gross margins of 25% in the same period in 2005.

Operating income for the first nine months of 2006 increased 78% to NIS 13.7 million (US$3.2 million) from NIS 7.7 million (US$1.8 million) reported in the comparable period of last year. 2006 nine-month operating income includes NIS
2.7 million (US$0.6 million) of expense that was recorded during the period for an advertising campaign and promotional activities to promote Willi-Food's brand name and products compared to NIS 0.8 million (US$0.2 million) in the first nine months of 2005. In addition, 2006 nine month operating income includes a NIS 1.9 million (US$0.4 million) one-time general and administrative expense due to a management bonus attributed to an unrealized capital gain resulting from the commencement of the trading of shares of the Company's majority-owned subsidiary, Gold Frost Ltd., on London's AIM market on March 9, 2006.

First nine-month 2006 income before taxes increased 252% to NIS 34.8 million
(US$8.1 million) compared to income before taxes of NIS 9.9 million (US$2.3 million) recorded in the first nine months of 2005. Income after taxes and before minority interest for the nine-month period increased 364% to NIS 30.6 million (US$7.1 million) compared to income after taxes and before minority interest of NIS 6.6 million (US$1.5 million) for the nine months of 2005. Net income for the nine months of 2006 increased 341% to NIS 29.1 million (US$6.8 million), or NIS 3.38 (US$0.79) per share compared to net income of NIS 6.6 million (US$1.5 million), or NIS 0.77 (US$0.18) per share, recorded in the nine months of 2005. Net income for the nine months of 2006 includes NIS 17.8 million
(US$4.1 million) of net one-time unrealized capital gain due to the public listing of the shares of Gold Frost Ltd.

"We are well positioned to continue our rapid expansion," concluded Mr.
Williger. "The dynamics of the industry are driving demand for innovative kosher products and Willi-Food has the infrastructure and development expertise to deliver. Our strategy is to cross-market our innovative products to both kosher and health consumers in the U.S. The health benefits of eliminating animal fats in the `kosherizing' process, in our dairy products, make our products attractive to consumers looking for better tasting low-cholesterol and low-fat alternatives."

Today, the Company announced that Albert Israeli, Chief Financial Officer, would step down from his duties due to health issues. He will be replaced by Chen
Shlein. Prior to joining Willi-Food, Mr. Shlein served as the CFO of Programa
Logistics System Ltd, an international consultancy provider specializing in
Supply Chain Management, logistics and Material Handling Systems. Before that,
Mr. Shlein was the executive controller for Emblaze Systems Ltd., a publicly traded company in the LSE in the telecommunication industry. Mr. Shlein received his Bachelor of Arts degree in economics and accounting from Tel Aviv University and a Master of Business degree in management from Baruch University. Mr. Shlein is a certified public accountant.

The Company will host a conference call to discuss third quarter results on
November 28 at 10:00 AM EST. Interested parties may participate in the conference call by dialing (800) 374-2501 (US), or (706) 634-2468
(International) and giving conference ID# 2817795, 5-10 minutes prior to the start of the call. A replay of the conference call will be available from 1:00
PM EST on November 28 through 12:00 AM EST on December 13, by dialing (800)
642-1687 (US), or (706) 645-9291 (International), and entering conference ID#
2817795. A live and archived webcast of the conference call will be available on the Willi-Food website at http://www.willi-food.co.il.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
RELATING TO FUTURE EVENTS OR OUR FUTURE PERFORMANCE, SUCH AS STATEMENTS
REGARDING TRENDS, DEMAND FOR OUR PRODUCTS AND EXPECTED REVENUES, OPERATING
RESULTS, AND EARNINGS. FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN
RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS
OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY
FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR
IMPLIED IN THOSE FORWARD-LOOKING STATEMENTS. THESE RISKS AND OTHER FACTORS
INCLUDE BUT ARE NOT LIMITED TO: CHANGES AFFECTING CURRENCY EXCHANGE RATES,
INCLUDING THE NIS/U.S. DOLLAR EXCHANGE RATE, PAYMENT DEFAULT BY ANY OF OUR MAJOR
CLIENTS, THE LOSS OF ONE OF MORE OF OUR KEY PERSONNEL, CHANGES IN LAWS AND
REGULATIONS, INCLUDING THOSE RELATING TO THE FOOD DISTRIBUTION INDUSTRY, AND
INABILITY TO MEET AND MAINTAIN REGULATORY QUALIFICATIONS AND APPROVALS FOR OUR
PRODUCTS, TERMINATION OF ARRANGEMENTS WITH OUR SUPPLIERS, IN PARTICULAR ARLA
FOODS AMBA, LOSS OF ONE OR MORE OF OUR PRINCIPAL CLIENTS, INCREASING LEVELS OF
COMPETITION IN ISRAEL AND OTHER MARKETS IN WHICH WE DO BUSINESS, CHANGES IN
ECONOMIC CONDITIONS IN ISRAEL, INCLUDING IN PARTICULAR ECONOMIC CONDITIONS IN
THE COMPANY'S CORE MARKETS, OUR INABILITY TO ACCURATELY PREDICT CONSUMPTION OF
OUR PRODUCTS AND RISKS ASSOCIATED WITH PRODUCT LIABILITY CLAIMS. WE CANNOT
GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. THE
MATTERS DISCUSSED IN THIS PRESS RELEASE ALSO INVOLVE RISKS AND UNCERTAINTIES
SUMMARIZED UNDER THE HEADING "RISK FACTORS" IN THE COMPANY'S ANNUAL REPORT ON
FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2005, FILED WITH THE SECURITIES AND
EXCHANGE COMMISSION ON MAY 31, 2006. THESE FACTORS ARE UPDATED FROM TIME TO TIME
THROUGH THE FILING OF REPORTS AND REGISTRATION STATEMENTS WITH THE SECURITIES
AND EXCHANGE COMMISSION. WE DO NOT ASSUME ANY OBLIGATION TO UPDATE THE
FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2006: U.S. $1.00 equals
NIS 4.302. The translation was made solely for the convenience of the reader.

CONTACT:
G. Willi Food International Ltd.
Chen Shlein, CFO
(+972) 8-932-2233
chen@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                  SEPTEMBER 30,    DECEMBER 31,     SEPTEMBER 30,     DECEMBER 31,
                                                     -------          -------          -------          -------
                                                     2 0 0 6          2 0 0 5        2 0 0 6 (*)      2 0 0 5 (*)
                                                     -------          -------          -------          -------
                                                               NIS                            US DOLLARS
                                                     ------------------------          ------------------------
                                                                      I N   T H O U S A N D S
                                                     ----------------------------------------------------------
      ASSETS

CURRENT ASSETS

   Cash and cash equivalents                          59,302           30,431           13,785            7,074
   Marketable securities                              11,712            3,229            2,722              751
   Trade receivables                                  51,571           48,396           11,988           11,250
   Receivables and other current assets                4,699            7,673            1,092            1,783
   Inventories                                        18,946           30,798            4,404            7,159
                                                     -------          -------          -------          -------
      TOTAL CURRENT ASSETS                           146,230          120,527           33,991           28,017
                                                     -------          -------          -------          -------

PROPERTY AND EQUIPMENT, NET                           31,884           16,657            7,411            3,872
                                                     -------          -------          -------          -------

OTHER ASSETS, NET                                        138               90               32               21
                                                     =======          =======          =======          =======
                                                     178,252          137,274           41,434           31,910
                                                     =======          =======          =======          =======

LIABILITIES AND SHAREHOLDERS'
         EQUITY

CURRENT LIABILITIES

   Payables:

      Trade payables                                  19,462           19,938            4,524            4,634
      Related parties                                  5,658            2,193            1,315              510
      Other and accrued expenses                       7,029           12,977            1,634            3,017
                                                     -------          -------          -------          -------
      TOTAL CURRENT LIABILITIES                       32,149           35,108            7,473            8,161
                                                     -------          -------          -------          -------

              LONG TERM LIABILITIES

    Accrued severance pay                                349              299               81               70
                                                     -------          -------          -------          -------

MINORITY INTEREST                                     14,742                -            3,427                -
                                                     -------          -------          -------          -------

SHAREHOLDERS' EQUITY
      Ordinary shares NIS 0.10 par value
         (authorized - 50,000,000 shares,
         issued and outstanding - 8,615,000
         shares)                                         948              948              220              220
      Additional paid-in capital                      20,258           20,258            4,709            4,709
         Retained earnings                           109,806           80,661           25,524           18,750
                                                     -------          -------          -------          -------
                                                     131,012          101,867           30,453           23,679
                                                     =======          =======          =======          =======
                                                     178,252          137,274           41,434           31,910
                                                     =======          =======          =======          =======

(*)  Convenience translation into U.S. dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                           NINE MONTHS                     THREE MONTHS                    NINE MONTHS
                                    -------------------------       -------------------------       -------------------------
                                                       ENDED SEPTEMBER 30,                             ENDED SEPTEMBER 30,
                                    ---------------------------------------------------------       -------------------------
                                     2 0 0 6         2 0 0 5         2 0 0 6         2 0 0 5       2 0 0 6 (*)     2 0 0 5 (*)
                                    ---------       ---------       ---------       ---------       ---------       ---------
                                                               NIS                                         US DOLLARS
                                    ---------------------------------------------------------       -------------------------
                                                    I N   T H O U S A N D S (EXCEPT PER SHARE AND SHARE DATA)
                                    -----------------------------------------------------------------------------------------

  Sales                               147,187         120,654          49,442          41,184          34,213          28,046

  Cost of sales                       107,810          90,577          35,900          30,283          25,060          21,055
                                    ---------       ---------       ---------       ---------       ---------       ---------

     GROSS PROFIT                      39,377          30,077          13,542          10,901           9,153           6,991
                                    ---------       ---------       ---------       ---------       ---------       ---------

  Selling expenses                     14,877          10,899           5,011           3,800           3,458           2,533

 General and
   administrative expenses             10,810          11,431           3,101           2,564           2,513           2,657
                                    ---------       ---------       ---------       ---------       ---------       ---------

     Total operating expenses          25,687          22,330           8,112           6,364           5,971           5,190
                                    ---------       ---------       ---------       ---------       ---------       ---------

     OPERATING INCOME                  13,690           7,747           5,430           4,537           3,182           1,801

 Financial income, net                  2,042           2,137             662             741             475             497

 Other income                          19,113              35               -               -           4,442               8
                                    ---------       ---------       ---------       ---------       ---------       ---------

  Income before taxes

     on income                         34,845           9,919           6,092           5,278           8,099           2,306

  Taxes on income                       4,247           3,283           1,560           1,715             987             763
                                    ---------       ---------       ---------       ---------       ---------       ---------

  Income after taxes
     on income                         30,598           6,636           4,532           3,563           7,112           1,543

  Minority interest                     1,453               -             718               -             338               -
                                    ---------       ---------       ---------       ---------       ---------       ---------

      NET INCOME                       29,145           6,636           3,814           3,563           6,774           1,543
                                    =========       =========       =========       =========       =========       =========

Earnings per share data:

Earnings  per share:

   Basic                                 3.38            0.77            0.44            0.41            0.79            0.18
                                    =========       =========       =========       =========       =========       =========

   Diluted                               3.34            0.77            0.44            0.41            0.78            0.18
                                    =========       =========       =========       =========       =========       =========

Shares used in computing
basic and diluted earnings
per ordinary share:                 8,615,000       8,615,000       8,615,000       8,615,000       8,615,000       8,615,000
                                    =========       =========       =========       =========       =========       =========

 (*) Convenience translation into U.S. dollars.